

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Mr. Jack T. Collins, Interim Chief Financial Officer
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102

> **Re:** **Quest Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
> **Filed May 12, 2008 and August 11, 2008**
> **Form 8-K Dated August 22, 2008**
> **Filed August 25, 2008**
> **File No. 0-17371**

Dear Mr. Collins:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business and Properties

Registration Rights Agreement, page 10

1.   Tell us how you considered the provisions of FASB Staff Position No. EITF 00-
        19-2 in accounting for your registration rights agreement during the periods
        presented in your financial statements. In addition, please provide the required
        disclosures discussed in paragraph 12 of the FASB Staff Position.

Compensation Discussion and Analysis, page 20

2.   Please provide clear disclosure that addresses how each compensation component
        and your decisions regarding these elements fit into your overall compensation
        objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of
        Regulation S-K. It is not clear whether you review each element of compensation
        individually or whether you consider each element collectively with the other
        elements of your compensation program when establishing the various forms and
        levels of compensation. Please provide sufficient quantitative or qualitative
        disclosure as appropriate of the analyses underlying the Committee's decision to
        make specific compensation awards and how decisions regarding one type of
        award motivate the Committee to award or consider other forms of compensation.
        Explain and place in context how you considered each element of compensation
        and why determinations with respect to one element may or may not have
        influenced the Committee's decisions with respect to other allocated awards.

Elements of Executive Compensation Program, page 21

3.   We note that you state that the base salaries of the Named Executive Officers
        were increased significantly based on your compensation committee's
        determination that the base salaries were below the median levels for your peer
        group. Please provide factors the compensation committee used in determining
        the increase for each Named Executive Officer, in particular, whether the
        realignment of the base salaries was due entirely to metrics provided by the
        consulting firm or whether it was and to what degree it was based on other factors
        such as those you have indicated are used to annually determine the base salaries,
        such as "individual performance, responsibilities, experience, autonomy, strategic
        perspectives[,] marketability, [and] recommendations by the Chief Executive
        Officer."

Management Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Market Risk, page 75

4.   You have referred to your financial statements footnotes for this disclosure. This
        item should be presented outside of your financial statements. Refer to General
        Instruction 6 of Regulation S-K Items 305(a) and 305(b). Please ensure your
        disclosures outside of the financial statements include all disclosures required by
        Regulation S-K, Item 305, particularly those which are incremental to disclosures
        required by GAAP.

5.   We note the different descriptions of the basis for estimating fair value disclosed
        in footnote 14 on page F-34 and footnote 15 on page F-36. Please clarify how the
        fair values of your derivative instruments are calculated.

6.   We note the weighted average price disclosure made in footnote 15. Tell us how
        you considered the requirement to disclose such instruments by similar strike
        price. Please refer to Financial Reporting Codification Section 507.02(1)(c)(i).

Notes to Consolidated Financial Statements

Note 2 – Acquisitions, page F-16

7.   Provide the pro-forma data for the year ending December 31, 2006 for the KPC
        pipeline acquisition as required by Statement of Financial Accounting Standards
        (SFAS) 141, paragraph 54(b).

Note 3 – Long-term Debt, page F-16

8.   For the narrative descriptions of your senior credit facilities, you have presented
        detail amounts as of December 31, 2007. Provide comparative amounts for each
        item with regard to the balance sheet presented for the prior year.

Note 5 – Income Taxes, page F-27

9.   Provide further detail of the other items in your reconciliation of income tax, to
        the extent any such item exceeds 5% of the loss before tax multiplied by the
        statutory rate. Refer to Regulation S-X Rule 4-08(h)(2).

10.   Disclose your accounting policy for recording your tax valuation allowances.

Note 8 – Contingencies, page F-29

11.   For each case cited, revise your disclosure to meet the requirements of SFAS 5. Disclose your accounting policy for such contingencies, or tell us why such disclosure is not required.

Note 14 – Financial Instruments, page F-34

12.   You have stated that the recorded liability for certain contracts "does not represent a liability that will be settled in cash or realized in any way." Please explain to us what you mean by this statement. Include an explanation why a liability recorded in your financial statements does not represent a liability that will be settled in cash or realized in any way, or remove such disclosure. Refer to Statement of Financial Accounting Concepts No. 6, paragraph 35-43 in your response.

13.   On a similar matter, you state on pages 66 and F-37 that all amounts initially recorded in the change in derivative fair value line item on the income statement are ultimately reversed within this same caption over the respective contract terms. Please clarify what you mean by this statement and tell us where the realized gains or losses on these derivatives are ultimately recorded.

Note 19 – Quarterly Financial Data (Unaudited). Page F-43

14.   We note your disclosure regarding the increase in depletion expense in the 4th quarter of Fiscal Year 2007. Please provide the following:

- How much additional depletion expense was recorded in the 4th quarter in comparison to the other quarters in fiscal year 2007,
- What event(s) specifically caused this increase in depletion expense, and
- how your quarterly estimation of depletion expense for Fiscal Year 2007 meets the requirements of interim reporting under Accounting Principles Board Opinion No. 28.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Condensed Notes to Consolidated Financial Statements

Note 12 – Subsequent Events, page F-24

15.   We note the PetroEdge acquisition and the filing of the Form 8-K on July 16, 2008. You disclosed in the Form 8-K that financial statements of the acquired business and pro forma financial statements as required by Regulation S-X Rule 3-05 would be filed by amendment on or before September 26, 2008. We are

unable to find this amendment with the related financial statement information. Please tell us when you plan to file this information.

Form 8-K filed August 25, 2008

16.   We understand from the filing of your Form 12b-25 on November 12, 2008 that you are currently investigating the impact, if any, of the questionable transfer of approximately $10 million in funds. To the extent possible, please tell us how these questionable transfers were recorded in your financial statements as of and for the year ended December 31, 2007 and the quarters ended March 31, 2008 and June 30, 2008, and the amounts involved. In addition, please tell us whether you and your auditors have considered the need to file Form 8-K to report under Item 4.02 as a result of the questionable transfers reported in this filing. If you concluded such a report is required, tell us your intentions as to when such Item 4.02 report and amendments will be filed. If you concluded such a report is not required, tell us the facts and circumstances that led to your conclusion, including your materiality analysis of the amounts involved.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, Shannon Buskirk at (2002) 551-3717, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director